SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

Steven B. Boehm

DIRECT LINE: 202.383.0176

E-mail: steven.boehm@sutherland.com

May 4, 2016

VIA EDGAR

John Ganley

Ken Ellington

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Credit Suisse Park View BDC, Inc.—

Post-Effective Amendment No. 2 to Registration Statement on Form N-2

Dear Messrs. Ganley and Ellington:

This letter is submitted on behalf of Credit Suisse Park View BDC, Inc. (the “Company”) in response to oral comments from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received on April 20, 2016, April 26, 2016, and May 3, 2016, with respect to the Company’s post-effective amendment No. 2 to the registration statement on Form N-2 (File No. 333-198981, which was filed with the SEC by the Company on March 24, 2016 (the “Registration Statement”). The Staff’s comments are set forth below and are followed by the Company’s responses. For your convenience, the Staff’s comments have been reproduced in italics herein with responses immediately following each comment.

1.

Comment:   Please update the disclosure under the heading “Investment Advisory Agreement and Fees—Term; Effective Date” to include a discussion regarding the initial basis for the board of directors’ approval of the investment advisory agreement.

Response:   The Company respectfully advises the Staff that it has revised the disclosure under the heading “Investment Advisory Agreement and Fees—Term; Effective Date” in the Registration Statement as requested.

Accounting Comments

2.

Comment:   Please consider including disclosure in a footnote to the “Portfolio Companies” table consistent with the disclosure relating to non-qualifying investments in footnote 13 of the Company’s consolidated schedule of investments (the “SOI”).

May 4, 2016

Response: The Company has added a footnote to the “Portfolio Companies” table in the Registration Statement, as requested.

3.

Comment: In the “Portfolio Companies” table, please disclose the total percentage of the Company’s assets that are non-qualifying assets, or, if all assets are qualifying, disclose that fact in the “Portfolio Companies” table and the SOI.

Response: The Company has revised its disclosure to provide the total percentage of the Company’s assets that are non-qualifying assets in the “Portfolio Companies” table, as requested, and will undertake to provide the requested disclosure in the SOI in future filings.

4.	Comment: In the “Portfolio Companies” table, revise the format of the interest rate column so that it is consistent with the same column in the SOI.

Response: The Company has revised its disclosure in the “Portfolio Companies” table, as requested.

5.	Comment: On page F-1 of the Registration Statement, update the table of contents to list all the financial statements listed in the Registration Statement.

Response: The Company has updated the table of contents, as requested.

6.	Comment: Please add “Consolidated” to the title of the SOI in future financial statements.

Response: The Company undertakes to title the SOI as the “Consolidated Schedule of Investments” in future financial statements.

7.	Comment: Please confirm that the Company has performed an analysis as to whether the disclosure requirements of Rules 3-09 or 4-08(g) of Regulation S-X should be applied.

Response: The Company has undertaken an analysis related to Rules 3-09 or 4-08(g) of Regulation S-X and confirms that no additional financial disclosure relating to its investment portfolio is required to be included as a result thereof. The Company confirms that it will continue to perform the analysis required by Rules 3-09 or 4-08(g) of Regulation S-X on a quarterly basis and will include any additional financial disclosure in accordance therewith as required.

8.	Comment: In the SOI, please identify whether any investments are illiquid and disclose in a footnote to the SOI the total percentage of the investments that are in illiquid securities.

Response: The Company respectfully refers the Staff to Note 4. Fair Value Measurements to its Consolidated Financial Statements, which includes disclosure related to the companies liquid and illiquid investments. Specifically, the Fair Value Hierarchy tables included in Note 4 shows the aggregate amount of the Company’s investment securities in each fair value hierarchy. In addition, the Company refers the Staff to pages 74 and F-14, which includes disclosure that the Company generally invests in illiquid securities.

May 4, 2016

9.	Comment: Please confirm whether cash and cash equivalents include any amounts held in money market accounts. If so, please include any such amounts in the SOI in future financial statements.

Response: The Company respectfully refers the Staff to Frequently Asked Question 57 in the Division of Investment Management’s 2014 Money Market Fund Reform Frequently Asked Questions, as updated (“FAQ 57”). FAQ 57 notes the Staff’s position that the “treatment of floating NAV money market fund shares as ‘cash items’ is consistent with the Commission’s statement in the Adopting Release that an investment in a floating NAV money market fund would, under normal circumstances, meet the definition of a ‘cash equivalent’ (under U.S. accounting standards) because the fluctuations in the amount of cash received upon redemption would likely be small and would be consistent with the concept of a ‘known’ amount of cash.” As a result, the Company does not believe that cash and cash equivalents should be treated as investment securities under the Investment Company Act of 1940, as amended (the “1940 Act”) and accordingly should not be included in the SOI. Inclusion of cash items in the SOI would lead to a discrepancy between the SOI and the Company’s balance sheet that will be confusing to investors and would, in the view of the Company, be inappropriate.

10.

Comment: Please disclose the amount of income that is non-recurring and explain the impact of non-recurring fees on earnings and/or yield in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section or in the financial statements.

Response: The Company respectfully notes that its non-recurring fee income is a relatively insignificant component of its total investment income and, as a result, does not believe that additional disclosure is necessary with respect to its non-recurring fee income given the immateriality thereof. However, to the extent that changes in future periods, the Company will provide the additional requested granular disclosure.

11.	Comment: In footnote 5 to the “Financial Highlights” table, please revise the disclosure so that it is consistent with the disclosure in footnote 2 of the “Senior Securities” table.

Response: The Company undertakes to revise the referenced disclosure in the “Financial Highlights” table, as requested, in future filings.

12.

Comment: The disclosure under the subheading “Expenses” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section indicates that the Company will not be responsible for the payment of offering expenses in excess of $1.5 million. Please add similar disclose in a footnote to the “Fees and Expenses” table.

Response: The Fund respectfully advises the Staff that the requested disclosure is currently provided in footnote 2 to the “Fees and Expenses” table. Specifically, footnote 2 provides that $1.5 million of the expected offering expenses is paid by the Company and that the Adviser has agreed to pay all offering expenses in excess of $1.5 million without reimbursement by the Company.

13.

Comment: On a forward going basis, please use the term “distribution” to describe distributions to the Company’s shareholders if any part of the distribution is characterized as a return of capital, rather than the term “dividend” to describe such distribution. It appears that the total dividends paid to shareholders for the year ended December 31, 2015 exceeds the net investment income for the year ended December 31, 2015. Please confirm whether the dividends paid to shareholders resulted in a return of capital for the year ended December 31, 2015 and, if so, please refer to such dividends as a “distribution” in future filings.

May 4, 2016

Response: The Company undertakes to use the term “distribution,” rather than dividend to the extent a distribution to shareholders by the Company represents a return on capital in future filings. The Company hereby confirms that the dividends paid to shareholders for the year ended December 31, 2015 did not result in a return of capital to shareholders.

14.	Comment: On a going-forward basis, in the SOI, please disclose, in a footnote, the applicable LIBOR rate for each investment with an interest rate based on LIBOR.

Response: The Company hereby undertakes in future financial statements to add footnotes to the SOI to indicate the applicable LIBOR rate to the extent it is possible to specify the LIBOR rate (e.g., the 30-day, 60-day or 180-day LIBOR rate) for a particular debt investment. The Company, however, respectfully advises the Staff that, for certain investments, given the manner in which the debt investments held by the Company function, it is not possible to specify the LIBOR rate (e.g., the 30-day, 60-day or 180-day LIBOR rate) for a particular debt investment. In this regard, the Company’s borrowers have the option to elect various LIBOR rates for portions of the aggregate funds borrowed by them from the Company. Moreover, the Company’s loans may also allow the borrowers to partition the aggregate loan amount into a large number of tranches. For example, a $4 million loan to a portfolio company may be composed of four $1 million tranches that accrue interest based on four different LIBOR rates. In such a situation, it would be cumbersome for the Company to have to separately list each tranche of the same loan as well as the LIBOR rate that the borrower has elected with respect thereto. In such cases, the Company does not believe that the requested granular disclosure would be meaningful to investors. In addition, the Company advises the Staff that, where applicable, it has included the LIBOR floor for each debt investment and will include additional disclosure regarding the options afforded to its borrowers with respect to the ability to elect various LIBOR rates for portions of the aggregate funds borrowed by them from the Company in future financial statements.

15.

Comment: Please confirm that none of the management fees waived by the Adviser are subject to recoupment by the Adviser. If so, please disclose that such waived fees are not subject to recoupment by the Adviser and disclose the terms and the amounts recouped by the Adviser each year.

Response: The Company respectfully refers the Staff to the disclosure on pages 70 and F-24 and elsewhere in the Registration Statement indicating that the waived fees are not subject to recoupment by the Adviser.

16.

Comment: On page F-23 of the Registration Statement, please enhance the disclosure to note that any, rather than “significant,” increases or decreases could result in “significantly lower or higher fair value measurements for such investment.”

May 4, 2016

Response: The Company undertakes to revise the disclosure in future filings to provide that “any increases or decreases could result in significantly lower or higher fair value measurements for such investments.”

17.

Comment: Please confirm whether the incentive fees included in the “Fees and Expenses” table includes the assumption that both income incentive fees and capital gains incentive fees will be paid during the twelve months following December 31, 2015. In addition, the calculation of the example included under the heading “Fees and Expenses” appears to be based, in part, on the same assumptions made in connection with the incentive fees line item in the “Fees and Expenses” table, including the payment of income incentive fees; however, the disclosure following the example indicates that the income portion of the incentive fee is not included in the example. Please explain the basis for these assumptions and the corresponding calculations.

Response: The Company respectfully advises the Staff that the incentive fees percentage included in the “Fees and Expenses” table assumes that the incentive fees paid by the Company remains consistent with the incentive fees paid by the Company for the year ended December 31, 2015, which did not include capital gains incentive fees. As a result, the Company has revised the incentive fees line item in the “Fees and Expenses” table to remove the reference to “capital gains.” In addition, the Company has revised the example to assume no income incentive fee and a 5% annual return through the realization of capital gains consistent with the disclosure following the example.

18.	Comment: In your response, please confirm that the financial statements of all wholly owned and all substantially owned subsidiaries are consolidated in the financial statements of the Company.

Response: The Company confirms that the financial statements of all wholly owned and all substantially owned subsidiaries that are “investment companies” within the meaning of the 1940 Act are consolidated with the financial statements of the Company. The Company informs that Staff that it has evaluated the set of fundamental and typical criteria to evaluate whether such entities are investment companies under the 1940 Act, including the guidance described in Accounting Standards Codification 946, Financial Services—Investment Companies, (‘‘ASC 946’’) and ASU 2013-08, as it modifies the approach to determine the scope of the guidance of ASC 946.

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In connection with the submission of its responses, the Company:

●

acknowledges that in connection with the comments made by the Staff, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Company and its management are solely responsible for the content of such disclosure;

●

acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

●

represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

May 4, 2016

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0176 or Stephani M. Hildebrandt at (202) 383-0845.

Sincerely, /s/ Steven B. Boehm

cc:	Stephani M. Hildebrandt